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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

                   (AMENDMENT NO. 4 - FINAL AMENDMENT)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                   (AMENDMENT NO. 4 - FINAL AMENDMENT)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ALL AMERICAN COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                         PEARSON MERGER COMPANY, INC.
                                  PEARSON PLC
                                   (BIDDERS)

                        COMMON STOCK, $.0001 PAR VALUE
                                      AND
                    CLASS B COMMON STOCK, $.0001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                           016480105 (COMMON STOCK)
                           016480204 (COMMON STOCK)
                       016480402 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID M. VEIT
                                 PEARSON INC.
                             30 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10112
                                (212) 713-1919
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               MICHAEL S. HOBEL
                               ROBERT D. HAYMER
                             O'MELVENY & MYERS LLP
                      1999 AVENUE OF THE STARS, SUITE 700
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 553-6700

                            November 10, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $310,314,779
                         AMOUNT OF FILING FEE $62,063

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 7,019,557 Shares of Common Stock, $.0001 par value, and 5,149,650 Shares of Class B Common Stock, $.0001 par value (collectively, the "Shares") of All American Communications, Inc. (the "Company") at a price per Share of $25.50 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of September 30, 1997. Such number does not include any Shares issuable upon exercise of employee stock options or warrants.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $62,063           Filing party: Pearson Merger Company,
Inc./Pearson plc
Form or registration no.: Schedule 14D-1/Schedule 13D    Date filed: October 7,
1997

                        (Continued on following pages)
                     (Exhibit Index is located on Page 4)

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                                 14D-1 AND 13D

CUSIP No. 016480105 (Common Stock) Page 3

CUSIP No. 016480204 (Common Stock)

CUSIP No. 016480402 (Class B Common Stock)

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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    PEARSON plc

2.  Check the Appropriate Box if a Member of a Group
    (a)  /x/
    (b)  / /

3.  SEC Use Only

4.  Sources of Funds

    WC, BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
    / /

6.  Citizenship or Place of Organization

    ENGLAND

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,000 shares of Common Stock

8.  Check if the Aggregate Amount in Row 7 Excludes Certain Shares
    / /

9.  Percent of Class Represented by Amount in Row 7

    100% of Common Stock

10. Type of Reporting Person

    CO

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                                 TENDER OFFER

  This Amendment No. 4 (Final) to Tender Offer Statement on Schedule 14D-1 and Amendment No. 4 (Final) to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on October 7, 1997 (the "Schedule 14D-1") by Pearson Merger Company, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Pearson plc, a corporation incorporated under the laws of England ("Parent"), relating to the tender offer by Purchaser to purchase all outstanding Shares of Common Stock, par value $.0001 per share (the "Common Stock") and all outstanding shares of Class B Common Stock, par value $.0001 per share (the "Class B Common Stock," and together with the Common Stock, the "Shares"), of All American Communications, Inc., a Delaware corporation (the "Company"), at $25.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1997 and in the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Parent and Purchaser hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented by adding thereto the following:

       On November 5, 1997, Parent announced the acquisition of approximately 97% of the outstanding Shares of the Company pursuant to the Offer. On November 7, 1997, Parent acquired beneficial ownership of the remaining outstanding Shares of the Company through the merger of Purchaser with and into the Company with the Company as the surviving corporation. Pursuant to the merger, each share of the Company not previously acquired by Purchaser pursuant to the Offer (other than shares held by Parent or its subsidiaries, shares held by the Company in its treasury and shares held by stockholders who exercise dissenters rights) was converted into the right to receive $25.50 in cash, without interest. Each outstanding share of Purchaser was converted in the merger into one share of common stock the surviving corporation.

ITEM 10. ADDITIONAL INFORMATION

  Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued jointly by Parent and the Company on November 10, 1997, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  (a)(11) Text of Press Release, dated November 10, 1997.
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                                   SIGNATURES

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 1997

                                          Pearson plc

                                                      /s/ John Davis
                                          By:__________________________________
                                            Name: John Davis
                                            Title: Authorized Signatory

                                          Pearson Merger Company, Inc.

                                                      /s/ John Davis
                                          By:__________________________________
                                            Name: John Davis
                                            Title: Vice President
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                                 EXHIBIT INDEX

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   EXHIBIT                  DESCRIPTION                    PAGE
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
   (a)(11)  Text of Press Release, dated November 10, 1997
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